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                             [FLOWSERVE LETTERHEAD]


NEWS RELEASE

November 18, 1999

NEWS FROM:        FLOWSERVE CORPORATION

SUBJECT:          FLOWSERVE SIGNS AGREEMENT TO ACQUIRE
                  INVATEC FOR ABOUT $100 MILLION

FOR INFORMATION:  Crystal C. Bell (972) 443-6557

         DALLAS, TEXAS - Flowserve Corporation announces today that the Company has signed a definitive agreement with Innovative Valve Technologies, Inc. (Invatec) (NASDAQ: IVTC.OB) to acquire Invatec for about $100 million, including the combined cost of purchased equity and assumed debt. It is expected that the transaction will close in early January 2000.

         Under the agreement, Flowserve will issue a cash tender offer to acquire the outstanding 9.7 million shares of the common stock of Invatec at a price of $1.62 per share, or about $15.7 million. In addition, Flowserve will assume Invatec's projected debt and related obligations of about $84.0 million, plus certain transaction-related expenses.

         With reported 1998 revenues of $154.6 million, Invatec is engaged principally in providing comprehensive maintenance, repair, replacement and value-added distribution services for valves, piping systems, instrumentation and other process-

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PAGE 2 - FLOWSERVE SIGNS AGREEMENT TO ACQUIRE
         INVATEC FOR ABOUT $100 MILLION

system components for its industrial customers. Based in Houston, Invatec has 63 operating locations in the United States, 2 in Europe and 1 in the Middle East.

          "When we formed Flowserve about two years ago, we stated that a key strategy for the new enterprise was to expand our service and repair capabilities for our process-industry customers," said Bernard G. Rethore, Flowserve Chairman and Chief Executive Officer. "The acquisition of Invatec will represent a major step in achieving that vision. And, this transaction will provide important synergies with our existing related operations - 90 service and quick response centers around the world."

         "Invatec is an excellent strategic fit for Flowserve," said C. Scott Greer, Flowserve President and Chief Operating Officer. "Through this acquisition, we will significantly expand our technical service and repair capabilities, as well as local facility presence for our customers. Importantly, we expect that the addition of Invatec to Flowserve's operations will be accretive in 2000. This acquisition will be a platform to significantly increase our existing service business going forward."

         The agreement is subject to certain conditions, including the valid tender of at least a majority of the shares of Invatec common stock without withdrawal prior to the expiration of the tender offer, the expiration of applicable waiting periods under federal antitrust law and the absence of a material adverse change in Invatec's business conditions. Flowserve currently expects these conditions to be satisfied.

         In related action, shareholders representing about 30 percent of the outstanding Invatec common stock, including both the Chairman and the President of Invatec, executed agreements with Flowserve to tender their shares in response to

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PAGE 3 - FLOWSERVE SIGNS AGREEMENT TO ACQUIRE
         INVATEC FOR ABOUT $100 MILLION

the forthcoming Flowserve tender offer, assuming certain expected approvals for two corporate shareholders.

         Flowserve Corporation (NYSE: FLS) is one of the world's leading providers of industrial flow management services. Operating in 29 countries, with 1998 sales of $1.1 billion and about 7,000 employees, the Company produces engineered pumps for the process industries, precision mechanical seals, automated and manual quarter-turn valves, control valves and valve actuators, and provides a range of related flow management services.

         More information about Flowserve Corporation can be obtained by visiting the Company's web site at www.flowserve.com.

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SAFE HARBOR STATEMENT: This news release contains various forward-looking statements and includes assumptions about Flowserve's future market conditions, operations and results. These statements are based on current expectations and are subject to significant risks and uncertainties. They are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Among the many factors that could cause actual results to differ materially from the forward-looking statements are: further changes in the already competitive environment for the Company's products or competitors' responses to Flowserve's strategies; the Company's ability to integrate Invatec into its management and operations; political risks or trade embargoes affecting important country markets; the health of the petroleum, chemical and power industries; economic turmoil in areas outside the United States; continued economic growth within the United States; unanticipated difficulties or costs or reduction in benefits associated with the implementation of the Company's "Flowserver" business process improvement initiative, including software; the impact of the "Year 2000" computer issue; and the recognition of significant expenses associated with adjustments to realign the combined Company's facilities and other capabilities with its strategies and business conditions.